UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

Lufax Holding Ltd

(Name of Issuer)

Ordinary Shares, $0.00001 par value per share

(Title of Class of Securities)

G5700Y209

(CUSIP Number)

American Depositary Shares (ADSs) each representing two Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

54975P201

(CUSIP Number)

Yanmei Dong

c/o An Ke Technology Company Limited

23rd Floor, Two International Finance Centre

8 Finance Street, Central, Hong Kong, China

+86 0755 2262 7970

Pannie Yiu

c/o China Ping An Insurance Overseas (Holdings) Limited

23rd Floor, Two International Finance Centre

8 Finance Street, Central, Hong Kong, China

+852 3762 9092

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G5700Y209 (for Ordinary Shares)

CUSIP No. 54975P201 (for ADSs)

1	NAMES OF REPORTING PERSONS An Ke Technology Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 764,894,583
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 764,894,583
	10	SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,894,583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Percentage is calculated based on 1,733,362,540 issued and outstanding Ordinary Shares of Lufax, as reported by Lufax on a Form 6-K furnished on December 6, 2024 (the “Form 6-K”).

CUSIP No. G5700Y209 (for Ordinary Shares)

CUSIP No. 54975P201 (for ADSs)

1	NAMES OF REPORTING PERSONS China Ping An Insurance Overseas (Holdings) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 393,795,905
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 393,795,905
	10	SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,795,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Percentage is calculated based on 1,733,362,540 issued and outstanding Ordinary Shares of Lufax, as reported by Lufax in the Form 6-K.

CUSIP No. G5700Y209 (for Ordinary Shares)

CUSIP No. 54975P201 (for ADSs)

1	NAMES OF REPORTING PERSONS Ping An Insurance (Group) Company of China, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,158,690,488
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 1,158,690,488
	10	SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,158,690,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8% (1)
14	TYPE OF REPORTING PERSON HC-CO

(1)	Percentage is calculated based on 1,733,362,540 issued and outstanding Ordinary Shares of Lufax, as reported by Lufax in the Form 6-K.

Schedule 13D

Explanatory Note

An Ke Technology Company Limited (“An Ke”), China Ping An Insurance Overseas (Holdings) Limited (“PAOH”), and Ping An Insurance (Group) Company of China, Ltd. (“Ping An”, together with An Ke and PAOH, the “Reporting Persons” and each, a “Reporting Person”) are the beneficial owners of ordinary shares, par value US$0.00001 per share (the “Ordinary Shares”), of Lufax Holding Ltd, a Cayman Islands company (“Lufax”). All references to Ordinary Shares herein include the Ordinary Shares underlying the ADSs of Lufax.

The following constitutes Amendment No. 2 to the Schedule 13D of the Reporting Persons, as originally filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2024 and amended by Amendment No. 1 thereto filed on September 4, 2024 (the “Schedule 13D”). The Schedule 13D is hereby amended and supplemented by this Amendment No. 2 to Schedule 13D (this “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) Rows (11) and (13) of the cover pages of this Amendment are hereby incorporated by reference into this Item 5(a).

(b) Rows (7) to (10) of the cover pages of this Amendment are hereby incorporated by reference into this Item 5(b).

(c) Except as disclosed in the Schedule 13D and this Amendment, none of the Reporting Persons or, to their knowledge, any of the persons listed in Schedules A-1, A-2 or A-3 of the Schedule 13D, has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Section “Call Options” in Item 6 of the Schedule 13D is hereby supplemented to the following as a new final paragraph:

On December 5, 2024, Lanbang, An Ke and Tun Kung (collectively, the “Parties”), entered into a tri-parte agreement (the “Agreement”), pursuant to which, among other things, the Parties agreed to amend the Tun Kung Offshore Call Options by granting to An Ke an option to elect to exercise the Tun Kung Offshore Call Options by acquiring and holding directly up to 173,744,733 Ordinary Shares of Lufax that Tun Kung held in Lufax (the “Alternative Delivery Shares”) in lieu of the shares that Lanbang held in Tun Kung (the “Option Shares”). Concurrently with entering into the Agreement, An Ke served an exercise notice to Lanbang and Tun Kung, indicating an election to exercise in whole the Tun Kung Offshore Call Options by acquiring the entirety of the Alternative Delivery Shares.

Item 7. Exhibits

Item 7 of the Schedule 13D is hereby amended and restated to read as follows:

EXHIBIT NUMBER	DESCRIPTION

99.1(2)	Joint Filing Agreement, dated September 4, 2024, among the Reporting Persons

99.2(1)	Scrip Dividend Scheme (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished by Lufax Holding Ltd on June 12, 2024)

99.3(1)	Amended and Restated Option Agreement, dated November 27, 2015, among Mr. Jingkui Shi, Mr.Xuelian Yang, An Ke Technology Company Limited and Lanbang Investment Company Limited

99.4(1)	Option Agreement, dated November 27, 2015, among Lanbang Investment Company Limited, An Ke Technology Company Limited and Tun Kung Company Limited

99.5(1)	Option Agreement, dated November 28, 2014, among Mr. Jingkui Shi, Mr. Xuelian Yang, Shenzhen Ping An Financial Technology Consulting Co. Ltd. and Shanghai Lanbang Investment Limited Liability Company

99.6†	Tri-Parte Agreement, dated December 5, 2024, by and among Lanbang Investment Company Limited, An Ke Technology Company Limited and Tun Kung Company Limited

(1)	Filed as an exhibit to the Schedule 13D filed on August 13, 2024.
(2)	Filed as an exhibit to the Amendment No. 1 to Schedule 13D filed on September 4, 2024.
†	Filed herewith.

Signatures to Schedule 13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: December 9, 2024

An Ke Technology Company Limited

By:	/s/ Gao Song
Name:	Gao Song
Title:	Director

China Ping An Insurance Overseas (Holdings) Limited

By:	/s/ Tung Hoi
Name:	Tung Hoi
Title:	Director

Ping An Insurance (Group) Company of China, Ltd.

By:	/s/ Xie Yonglin
Name:	Xie Yonglin
Title:	Executive Director, President and Co-CEO

Schedules A-1, A-2 and A-3 of the Schedule 13D is hereby amended and restated to read as follows:

SCHEDULE A-1

DIRECTORS AND EXECUTIVE OFFICERS OF

AN KE TECHNOLOGY COMPANY LIMITED

The following sets forth the name and principal occupation of each of the directors and executive officers of An Ke Technology Company Limited. Each of the following persons is a citizen of the People’s Republic of China, except that Cheung, Siu Man is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”). Unless otherwise noted, the business address of each of the following persons is c/o Suite 2353, 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Name	Principal Occupation
Cheung, Siu Man	Director
Gao, Song	Director

SCHEDULE A-2

DIRECTORS AND EXECUTIVE OFFICERS OF

CHINA PING AN INSURANCE OVERSEAS (HOLDINGS) LIMITED

The following sets forth the name and principal occupation of each of the directors and executive officers of China Ping An Insurance Overseas (Holdings) Limited. Each of the following persons is a citizen of the People’s Republic of China, except that Tung, Hoi is a citizen of Hong Kong. Unless otherwise noted, the business address of each of the following persons is c/o Suite 2318, 23rd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Name	Principal Occupation
Cheng, Jianxin	Director
Guo, Shibang	Director
Tung, Hoi	Director
Zhang, Zhichun	Director

SCHEDULE A-3

DIRECTORS AND EXECUTIVE OFFICERS OF

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

The following sets forth the name and principal occupation of each of the directors and executive officers of Ping An Insurance (Group) Company of China, Ltd. Each of the following persons is a citizen of the People’s Republic of China, except that (i) Guo, Michael is a citizen of Australia, (ii) Chearavanont, Soopakij is a citizen of Thailand, (iii) Yang, Xiaoping and Ng, Sing Yip are citizens of Hong Kong, (iv) Ng, Kong Ping Albert is a citizen of Hong Kong and Australia, and (v) Zhang, Xiaolu is a citizen of New Zealand. Unless otherwise noted, the business address of each of the following persons is c/o 47th, 48th, 108th, 109th, 110th, 111th and 112th Floors, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, China.

Name	Principal Occupation
Ma, Mingzhe	Chairman of the Board of Directors
Xie, Yonglin	Executive Director, President and Co-CEO
Guo, Michael	Executive Director, Co-CEO and Senior Vice President
Cai, Fangfang	Executive Director, Senior Vice President
Fu, Xin	Executive Director, Senior Vice President
Chearavanont, Soopakij	Non-executive Director
Yang, Xiaoping	Non-executive Director
He, Jianfeng	Non-executive Director
Cai, Xun	Non-executive Director
Ng, Sing Yip	Independent Non-executive Director
Chu, Yiyun	Independent Non-executive Director
Liu, Hong	Independent Non-executive Director
Ng, Kong Ping Albert	Independent Non-executive Director
Jin, Li	Independent Non-executive Director
Wang, Guangqian	Independent Non-executive Director
Huang, Baoxin	Senior Vice President
Sheng, Ruisheng	Board Secretary and Company Secretary
Zhang, Zhichun	Chief Financial Officer (Financial Director)
Guo, Shibang	Assistant President and Chief Risk Officer
Zhang, Xiaolu	Compliance Officer
Huang, Yuqiang	Person-in-charge of Auditing